DNA Brands, Inc.

6245 N. FEDERAL HIGHWAY, SUITE 400

FORT LAUDERDALE, FL 33308

Telephone:  561-654-5722

January 14, 2020

Claire DeLabar, Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Paul Fischer, Staff Attorney

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands Inc.
Offering Circular on Form 1-A Filed on August 7, 2019
File no. 024-11053

Dear Ms. DeLabar, Mr. Littlepage, Mr. Fischer, and Ms. Krebs:

This letter is written on behalf of DNA Brands Inc., a Colorado corporation (the “Company”) relating to the offering statement on Form 1-A referenced above (the “Offering Statement”).

Mr. Fischer contacted counsel for the Company and informed him that the Commission has no further comments on the Offering Statement.

As such, by this letter, the Company requests that the Offering Circular be declared Qualified by the Commission on Friday, January 17, 2020, at 3:00 p.m. EST, or as soon thereafter as possible.

The Company also represents that the Offering Circular has been qualified in the state of New York (Investor Protection Bureau File Number S34-53-42). The effective registration date is 11/26/2019, and the registration will expire four years from the effective registration date.

The Company has also filed for qualification in Colorado.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email at plloyd@kmclaw.com) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

/s/ Adrian McKenzie-Patasar

Adrian McKenzie-Patasar